FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2021

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly Held Company with Authorized Capital

Corporate Taxpayers’ Registry (CNPJ) No. 47.508.411/0001-56

Commercial Registry (NIRE) No. 35.300.089.901

MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETING

HELD ON APRIL 28, 2021

1                DATE, TIME AND PLACE: On April 28, 2021, at 3 p.m., at the headquarter of the Company, carried out exclusively digitally, in accordance with Securities and Exchange Commission Instruction No. 481 of December 17, 2009 (“CVM Instruction No. 481/09”).

2                CALL: Call notice duly published in the Official Gazette of the State of São Paulo on editions dated March 27, March 30 and March 31, 2021, on pages 139, 88 and 108, respectively, and in the newspaper Folha de S. Paulo on editions dated March 27, March 30 and March 31, 2021, on pages A10, A21 and A22, respectively, in accordance with Article 124, §1, II of Law No. 6,404 of 1976 (“Brazilian Corporation Law”).

3                ATTENDENCE: Shareholders representing 67,2% of the Company shares, according to participation by means of distance voting ballots received by the Company and attendance recorded by electronic system, pursuant to Article 21-V of CVM Instruction No. 481/09, thus demonstrating compliance with the legal quorum for the meeting. Also attending the meeting are Mr. Guillaume Marie Didier Gras, representative of the Company's management, Clinton Leandro Fernandes, representative of Ernst & Young Auditores Independentes S/A, Fernando Dal-Ri Murcia, member of the Audit Committee and Mr. Rafael de Souza Morsch, member of the Fiscal Council.

4                MEETING BOARD: Chairman: Guillaume Marie Didier Gras; e Secretary: Luis Antonio Semeghini de Souza (“Meeting Board”).

5                AGENDA: At Annual Meeting: (i) consideration of the management’s accounts and examination, discussion and voting of the Management’s Reports and of the Financial Statements of the Company relating to the fiscal year ended on December 31, 2020 (“Financial Statements 2020”); (ii) resolution on the proposal for allotment of the results for the fiscal year ended on December 31, 2020; and (iii) resolution on the total annual compensation of the Company’s management and Fiscal Council, , in the event the shareholders require its operation; and , at Extraordinary Meeting: (iv) resolution on the increase in the Company's Capital Stock due to the excess of profit reserves in relation to the capital stock, without the issuance of new shares, with the consequent amendment to Article 4 of the Company's Bylaws; (v) resolution on changes to the Company's Bylaws to provide for the award of indemnity contracts; (vi) approve the consolidation of the Company's Bylaws in order to incorporate the above changes.

6                RESOLUTIONS: Initially, the Secretary has informed the attendants that protests, queries and dissenting requirements regarding the agenda under resolution should be submitted in written to the Meeting Board, pursuant to Article 130, paragraph first, item “a”, of the Brazilian Corporation Law. Following, it was resolved by majority of the attending shareholders that: (i) the reading of the Call Notice and of the Management’s Proposal for this Meeting is dismissed in view of its wide dissemination; and (ii) the minutes for this Meeting will be drafted in summary form, pursuant to Article 130, paragraph first, of the Brazilian Corporation Law. In compliance with CVM Instruction No. 481/09, as amended, the Secretary announced that 219 Remote Voting Ballots were received, containing votes related to the matters of this Meeting, contained in the consolidated voting map, which was previously made available for consultation of shareholders present. Next, the General Meeting decided, upon the abstention of those legally impeded of voting:

At Annual Meeting:

6.1. To approve, by a majority of the shareholders present, having computed 174.626.199 votes in favor, 187.417 votes against and 5.389.093 abstentions, the management accounts, the Management Report, the Financial Statements 2020 and the Opinion of the independent Auditors related to the fiscal year ended on December 31, 2020, as disclosed on February 23, 2021 on the Company's Investor Relations page and on the CVM and B3 websites and published in the Official Gazette of the State of São Paulo and Folha de São Paulo on March 4, 2021.

6.2. To approve, by majority of the shareholders present, having computed 179.254.748 votes in favor, 257.569 votes against and 690.392 abstentions, the proposal for the allocation of net income for the fiscal year ended on December 31, 2020 in the amount of two billion, one hundred and seventy-eight million, seven hundred and fifty-nine thousand, five hundred and twenty-six reais and forty-six cents (R$ 2,178,759,526.46) as follows:

6.2.1. Allocation of one hundred and eight million, nine hundred and thirty-seven thousand, nine hundred and seventy-six reais and thirty-two cents (R$ 108,937,976.32) to the Legal Reserve.

6.2.2. Allocation of eight million, eight hundred and fifty-nine thousand, one hundred and thirty reais (R$ 8,859,130.00) to the Subsidy Reserve (Tax Incentives).

6.2.3. Allocation of one billion, four hundred and seventy-seven million, three hundred and eight thousand, six hundred and thirty-two reais and six cents (R$ 1,477,308,632.06) to the Expansion Reserve, as set forth in Article 32, §2nd, of the Company’s Bylaws.

6.2.4. Distribution of dividends and interest on equity in the amount of five hundred eighty-three million, six hundred fifty-three thousand, seven hundred and eighty-eight reais and eight cents (R$ 583,653,788.08), pursuant to the Management Proposal, thus totaling the global minimum mandatory dividends calculated in the fiscal year ended on December 31, 2020, to be paid in national currency by the Company until June 15, 2021, without monetary restatement, according to the availability of cash. The shareholders enrolled in the Company's shareholding base on May 5, 2021 at the Itaú Corretora de Valores S.A., depositary institution, will be entitled to receive the balance of the declared dividends. The procedure for payment of the dividends declared herein will be informed in a Notice to Shareholders to be disclosed in due course. for the Company.

6.3. At the request of shareholders representing more than 2% (two percent) of the Company's voting capital, pursuant to CVM Instruction No. 324/00, approve the installation of the Company's Fiscal Council, pursuant to Article 161, Paragraph 2, of the Brazilian Corporation Law, which will consist of 03 (three) effective members and 03 (three) alternate members, with mandate to be in effect until the Annual General Meeting of the Company that approves the accounts for the fiscal year that will end on December 31 2021.

6.3.1. Considering the requisition of the separated voting procedure, pursuant to Article 161, fourth paragraph, of the Corporations Law, the shareholders bearer of shares that requested such procedure decided, having computed 2.859.900 votes in favor and 75.563.639 abstentions, to elect as effective member of the Fiscal Council to the above-mentioned period Ms. Doris Beatriz França Wilhelm, Brazilian citizen, divorced, bearer of identity card RG nº 29.334.445-5 SSP/SP, registered in the CPF/ME No. 184.886.250-49, with business address in the city of Porto Alegre, State of Rio Grande do Sul, at Rua Hipólito da Costa, nº 386, Bairro Santa Tereza and, as alternate member, Ms. Michelle Squeff, Brazilian citizen, married, lawyer, bearer of identity card RG nº 4022057899 (SSP / RS), registered in the CPF/ME under No. 940.676.940-91, with residential address at Rua Tito Livio Zambecari 611/1301, city of Porto Alegre, state of Rio Grande do Sul.

6.3.2. Subsequently, by majority vote, the controlling shareholder, representing 101.779.170 votes, reelects as effective member for the Fiscal Council for the above-mentioned period (i) Eric Aversari Martins, Brazilian citizen, married, accountant, bearer of the identity card (RG) No 19.592.390, enrolled with CPF/ME under No 163.002.828-21, resident and domiciled at Rua Inocêncio Unhate 96, ap. 51, Perdizes, city of São Paulo, State of São Paulo; and (ii) Líbano Miranda Barroso, Brazilian citizen, married, economist, bearer of the identity card (RG) No M-2.063.971 SSP/MG, enrolled with CPF/ME under No 421.016.386-49, resident and domiciled at Rua Tumiaru, n° 171, ap. 251, CEP 04008-050, city of São Paulo, State of São Paulo; and its respective alternates, (i) Antonio Sergio Salvador dos Santos, Brazilian citizen, divorced, social communicator, bearer of the identity card (RG) No 07.217.895-7, SSP/RJ, enrolled with CPF/ME under No 888.750.677-91, resident and domiciled at Rua Henrique Schaumann, 270, 3º andar, Cerqueira César, city of São Paulo, State of São Paulo; and (ii) Jerônimo Antunes, Brazilian citizen, married, accountant, bearer of the identity card (RG) No 7.988.834-3, enrolled with CPF/ME under No 901.269.398-53, resident and domiciled at Rua Dr. Diogo de Faria, 1320, apto. 162, CEP: 04037-005, city of São Paulo, State of São Paulo.

All the members of the Fiscal Council have stated, under the penalty of the law, that they have not committed any crimes which impede them to exercise commercial activities having knowledge of Article 147 of the Brazilian Corporation Law. The members of the Fiscal Council will assume its position with the signature of the Investiture Term drawn in the proper book.

6.4. To approve, by a majority of the shareholders present, having computed 125.830.453 votes in favor, 40.067.052 votes against and 14.305.204 abstentions, the Management Proposal for annual global compensation of the Company’s management in the total amount of R$ 67,497,788.83 (sixty-seven million, four hundred and ninety-seven thousand, seven hundred and eighty-eight reais and eighty-three cents), being: (i) up to R$ 25,031,584.53 (twenty-five million, thirty-one thousand, five hundred and eighty-four reais and fifty-three cents) allocated to the Executive Board; (ii) up to R$ 42,034,204.30 (forty-two million, thirty-four thousand, two hundred and four reais and thirty cents) allocated to the Board of Directors; and (iii) up to four hundred and thirty-two thousand reais (R$ 432,000.00) allocated to the Fiscal Council. Management's remuneration includes cost estimate due to the agreements for the Stock Option Plan and the Compensation Plan for the Stock Option Plan of the Company. In view of the current situation involving the pandemic, the Company will assess, based on market conditions, the appropriate time to make any non-recurring payments.

At Extraordinary Meeting:

6.5. To approve, by majority of the shareholders present, having computed 179,587,235 votes in favor, 8,341 votes against and 679,162 abstentions, the Management Proposal, with a favorable opinion from the Fiscal Council to increase the capital stock by capitalizing two hundred million reais (R$ 200,000,000.00) from the Expansion Reserve account, without the issuance of new shares, from five billion, six hundred and forty-nine million, eight hundred and sixty-six thousand , five hundred and eighty-five reais and sixty-nine cents (R$ 5,649,866,585.69) to five billion, eight hundred and forty-nine million, eight hundred and sixty-six thousand, five hundred and eighty-five reais and sixty-nine cents (R$ 5,849,866,585.69) , divided into two hundred and sixty-eight million, three hundred and fifty-one thousand, five hundred and sixty-seven (268,351,567) common shares, all registered, book-entry and without par value, passing the caput of Article 4 of the Company's Bylaws, which shall be read as follows:

“ARTICLE 4 - The Company Capital is five billion, eight hundred and forty-nine million, eight hundred and sixty-six thousand, five hundred and eighty-five reais and sixty-nine cents (R$ 5,849,866,585.69), divided into two hundred and sixty-eight million, three hundred and fifty-one thousand, five hundred and sixty-seven (268,351,567) common shares, all registered with no par value.”

6.6. To approve, by a majority of the attending shareholders, having counted 141,202,601 votes in favor, 34,532,644 votes against and 4,539,493 abstentions, the Management Proposal for amendment to the Company's Bylaws to provide for the granting of an indemnity contract, with inclusion of Article 39 in the Company's Bylaws, as follows:

"ARTICLE 39 - The Company will indemnify and keep indemnity its administrators, members of statutory committees, fiscal councilors and other employees who exercise the management position or function in the Company, in the event of any damage or loss actually suffered by such persons as a result of regulate his functions in the Company, even if the beneficiary no longer holds the position or function for which he was elected or exercised in the Company and/or any of its controlled or affiliated companies (“Beneficiaries”).

Paragraph 1 - The indemnity will only be due after the use and only in a supplementary nature to eventual coverage of civil liability insurance granted by the Company and / or any of its controlled or affiliated companies (“D&O Insurance”). The payments to be made by the Company must correspond to the excess of the amount covered by the D&O Insurance and observing the limits provided for in the indemnity agreement to be signed between the Company and the Beneficiary, as referred to in Paragraph 4 below (“Indemnity Agreement”).

Paragraph 2 - The Indemnity Contract may provide for exceptional situations in which the Company makes advances to the Beneficiaries, provided that the payment of such advances is previously approved by the Board of Directors and the D&O Insurance is activated before the advance is paid by the Company.

Paragraph 3 - Without prejudice to other situations provided for in the Indemnity Contract, the acts practiced outside the exercise of the Beneficiaries' attributions, in disagreement with the applicable legislation, regulation or administrative decisions, the bylaws and the policies and codes, will not be subject to indemnity. , practiced outside the normal course of business, in bad faith, deceit, serious guilt or fraud, in self-interest or in the interests of third parties or to the detriment of social interest. If any Beneficiary is convicted, by a final judicial decision, or a final decision by any regulator or government agency that has jurisdiction, by virtue of an act that is not subject to indemnity, the latter shall reimburse the Company for all costs and expenses that have been incurred. actually paid by it or, as the case may be, in advance to the Beneficiary, as a result of the obligation assumed under the caput of this Article, under the terms of the Indemnity Agreement.

Paragraph 4 - The conditions of the indemnity object of this article shall guarantee the independence of the decisions and ensure the best interest of the Company and will be determined in the Indemnity Agreement to be approved by the Board of Directors and signed between the Company and each of the Beneficiaries.”

6.7. To approve, by majority of the shareholders present, having counted 179,567,359 votes in favor, 14,042 votes against and 693,340 abstentions, the consolidation of the Company's Bylaws in order to incorporate the above changes.

7                DOCUMENTS FILED: The following documents are filed at the Company's headquarters: (i) Call Notice; (ii) Management's Proposal; (iii) Management Report; (iv) 2020 Financial Statements; (v) Synthetic and consolidated voting maps; (vi) Distance voting ballots received directly by the Company; (vii) Opinion of the Independent Auditors; (viii) Opinion of the Fiscal Council; (ix) Opinion of the Audit Committee; and (x) voting instructions and protests received, numbered and authenticated by the Meeting Board.

8      ADJOURNMENT: With nothing further to come before the board, the works were adjourned for these minutes to be drafted as a summary and which, upon being read and approved, were signed by the attending shareholders.

9      SIGNATURES: Meeting Board: Guillaume Marie Didier Gras (Chairman); Luis Antonio Semeghini de Souza (Secretary). Attending shareholders: (i) Davi Barreto Soares Ramos; (ii) Wagner Oliveira Monteiro; (iii) Breno de Melo Figueiredo Lima; (iv) William Pires da Silva; (v) Distance Voting Ballot: Paulo Roberto Dos Santos Pompilio, Roberta Bechelli, Lux Fundo De Investimento De Ações, Skopos Blue Birds Fundo De Investimento De Ações, Skopos Master Fundo De Investimento De Ações, Trigono 70 Previdência Fundo De Investimento Multimercado, Trigono Icatu 100 Fundo De Investimento Em Ações Previdência; RAFI EMERGING MARKETS ETF; ISHARES MSCI EMERGING MARKETS SMALL CAP ETF; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND; COLLEGE RETIREMENT EQUITIES FUND; EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD; EATON VANCE INT (IR) F PLC-EATON V INT (IR) PAR EM MKT FUND; SSGATC I. F. F. T. E. R. P. S. S. M. E. M. S. C. I. S. L.F; THRIVENT INTERNATIONAL ALLOCATION FUND; LEGAL GENERAL INTERNATIONAL INDEX TRUST; THRIVENT INTERNATIONAL ALLOCATION PORTFOLIO; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF; CUSTODY BANK OF JAPAN, LTD. RE: RTB NIKKO B. E. A. M. F.; THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA; ISHARES III PUBLIC LIMITED COMPANY; NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF – LENDING; AMERICAN HEART ASSOCIATION, INC.; ST ST MSCI EMERGING MKT SMALL CI NON LENDING COMMON TRT FUND; BELLSOUTH CORPORATION RFA VEBA TRUST; PACIFIC SELECT FUND - PD EMERGING MARKETS PORTFOLIO; STICHTING PGGM DEPOSITARY; MISSOURI LOCAL GOVERNMENT EMPLOYEES RETIREMENT SYSTEM; ARIZONA PSPRS TRUST; BLACKWELL PARTNERS LLC SERIES A; STATE STREET GLOBAL A. L. S. - S. S. E. M. ESG S. E. E. F.; SCHWAB EMERGING MARKETS EQUITY ETF; THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK; INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF; UPS GROUP TRUST; COMMONWEALTH EMERGING MARKETS FUND 6; PERFIN EQUITY HEDGE MASTER FIM; CHANG HWA CO BANK, LTD IN ITS C AS M CUST OF N B FUND; QSUPER; BMO MSCI EMERGING MARKETS INDEX ETF; ISHARES MSCI BRAZIL SMALL CAP ETF; PERFIN FORESIGHT MASTER FUNDO DE INVESTIMENTO EM ACOES; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY FUND; LEGAL GENERAL GLOBAL EMERGING MARKETS INDEX FUND; CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F.; QIC INTERNATIONAL EQUITIES FUND; FIRST TRUST BRAZIL ALPHADEX FUND; INVESTERINGSFORENINGEN SPARINVEST VALUE EMERGING MARKETS; PERFIN EQUITY HEDGE MASTER FIA; GLOBAL EMERGING MARKETS BALANCE PORTFOLIO; UI-E - J P MORGAN S/A DTVM; ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF; GOLDMAN SACHS FUNDS II - GOLDMAN SACHS GMS EMERGING MARKETS; VANGUARD FUNDS PUBLIC LIMITED COMPANY; MERCER QIF FUND PLC; FIRST TRUST EMERGING MARKETS SMALL CAP ALPHADEX FUND; WATER AND POWER EMPLOYEES RETIREMENT PLAN; BNYM MELLON CF SL ACWI EX-U.S.IMI FUND; FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F; ISHARES CORE MSCI EMERGING MARKETS ETF; ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF; STATE STREET GLOBAL A LUX SICAV - SS EM SRI

ENHANCED E F; EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE EQUITY FUND TR; PANAGORA DIVERSIFIED RISK MULTI-ASSET FUND, LTD; SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL; COMMONFUND EM QUANTITATIVE FOCUS FUND, LLC; EATON VANCE MANAGEMENT; MACKENZIE EMERGING MARKETS OPPORTUNITIES FUND; SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY INDEX ETF; STATE STREET IRELAND UNIT TRUST; AJO EMERGING MARKETS SMALL-CAP FUND, LTD; SPDR SP EMERGING MARKETS FUND; LACM GLOBAL EQUITY FUND L.P.; XTRACKERS (IE) PUBLIC LIMITED COMPANY; NN PARAPLUFONDS 1 N.V; NORTHERN TRUST COLLECTIVE EAFE SMALL CAP INDEX FUND-NON LEND;ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD; CONSTRUCTION BUILDING UNIONS SUPER FUND; THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828; STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO; LEGAL GENERAL GLOBAL EQUITY INDEX FUND; INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST; METALLRENTE FONDS PORTFOLIO; WISDOMTREE EMERGING MARKETS EX-STATE-OWNED ENTERPRISES FUND; MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED INCOME FUND; POOL REINSURANCE COMPANY LIMITED; KNIGHTS OF COLUMBUS INTERNATIONAL EQUITY FUND; JNL MULTI-MANAGER ALTERNATIVE FUND; GOLDMAN SACHS TRUST II- GOLDMAN SACHS MULTI-MANAGER G E FUND; AQR UCITS FUNDS; COLONIAL FIRST STATE INVESTMENT FUND 10; BOSTON PARTNERS EMERGING MARKETS LONG/SHORT FUND; THE BOARD OF THE PENSION PROTECTION FUND; VANGUARD INTERNATIONAL HIGH DIVIDEND YIELD INDEX F; GAM STAR FUND PLC; SPDR MSCI EMERGING MARKETS FOSSIL FUEL FREE ETF; FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND; PANAGORA RISK PARITY MULTI ASSET MASTER FUND, LTD; ISHARES IV PUBLIC LIMITED COMPANY; AQR EMERGING SMALL CAP EQUITY FUND, L.P.; LEGAL GENERAL ICAV; VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F; MINISTRY OF ECONOMY AND FINANCE ARROWSTREET WORLD SMALL CAP EQUITY ALPHA EXTENSION FUND (CAY); MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED DEFENSIVE FU; MORGAN STANLEY INVESTMENT FUNDS GLOBAL BALANCED FUND; EMERGING MARKETS SMALL CAPITALIZATION EQUITY INDEX FUND; EMERGING MARKETS SMALL CAPIT EQUITY INDEX NON-LENDABLE FUND;EMERGING MARKETS SMALL CAPITALIZATION EQUITY INDEX FUND B; DESJARDINS EMERGING MARKETS MULTIFACTOR - CONTROLLED VOLATIL; SEI INSTITUCIONAL INVESTMENT TRUST - WORLD S. E. F.;RUSSELL INVESTMENT MANAGEMENT LTD AS TRUSTEE OF THE RUSSELL; LEGAL GENERAL SCIENTIFIC BETA EMERGING MARKETS FUND,LLC; INVESCO PUREBETASM FTSE EMERGING MARKETS ETF; FRANKLIN LIBERTYSHARES ICAV; FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI;BOSTON PARTNERS EMERGING MARKETS FUND; LEGAL GEN FUTURE WRD CLIMATE CHANGE EQTY FACTORS IND FUND; VANGUARD EMERGING MARKETS STOCK INDEX FUND; PARAMETRIC TMEMC FUND, LP; MACKENZIE EMERGING MARKETS SMALL CAP MASTER FUND; VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL; DEUTSCHE ASSET MANAGEMENT S.A. FOR ARERO - DER WEL; MACKENZIE EMERGING MARKETS FUND; MACKENZIE EMERGING MARKETS SMALL CAP FUND; SUNAMERICA SERIES TRUST SA EMERGING MARKETS EQUITY;MSCI ACWI EX-U.S. IMI INDEX FUND B2; LAERERNES PENSION FORSIKRINGSAKTIESELSKAB; FIDELITY CONCORD STREET TRUST: FIDELITY ZERO INT. INDEX FUND; VANGUARD ESG INTERNATIONAL; VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER F; COMMONFUND SCREENED GLOBAL EQUITY, LLC; FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN; LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND;

NUVEEN EMERGING MARKETS EQUITY FUND; AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F; WELLINGTON TRUST COMPANY, NATIONAL ASSOCIATION MUL; DESJARDINS RI EMERGING MARKETS MULTIFACTOR - LOW C; DESJARDINS RI GLOBAL MULTIFACTOR - FOSSIL FUEL RES; VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T; MACQUARIE MULTI-FACTOR FUND; MERCER UCITS COMMON CONTRACTUAL FUND; STOREBRAND SICAV; PERFIN FORESIGHT 100 FUNDO DE INVESTIMENTO DE ACOES PREV FIF; GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M; MORGAN STANLEY INVESTMENT FUNDS MULTI-ASSET RISK CONTROL FUN; ALLIANZ GLOBAL INVESTORS FUND - ALLIANZ BEST STYLE; THRIVENT CORE EMERGING MARKETS EQUITY FUND VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II; MORGAN STANLEY INVEST. FUNDS G. BALANCED SUSTAINABLE FUND; LEGAL GENERAL CCF; VANGUARD INVESTMENT SERIES PLC / VANGUARD ESG EMER; ARERO - DER WELTFONDS -NACHHALTIG; SKAGEN KON-TIKI VERDIPAPIRFOND;DESJARDINS RI EMERGING MARKETS - LOW CO2 INDEX ETF; LGPS CENTRAL GLOBAL MULTI FACTOR EQUITY INDEX FUND; MINEWORKERS PENSION SCHEME; VANGUARD FUNDS PLC / VANGUARD ESG GLOBAL ALL CAP U; HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG; BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD; ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; SBC MASTER PENSION TRUST; SCHRODER INTERNATIONAL SELECTION FUND; STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F; BRITISH COAL STAFF SUPERANNUATION SCHEME; (vi) represented by Mayara Zolko: Wilkes Participações SA; King LLC; Helicco Participações Ltda; Geant International BV; Segisor; Belmiro De Figueiredo Gomes; Christophe Jose Hidalgo; e Ronaldo Iabrudi dos Santos Pereira; (vii) represented by Christiano Marques de Godoy: AMUNDI FUNDS; (viii) represented by Beatriz Guimarães Brasil Cardona: JP MORGAN CHASE BANK; (ix) represented by Debora De Souza Morsch: Vitoria Regia Fundo de Investimento em Açoes, Executive Top Fundo de Investimento em Açoes , Continemtal Fundo de Investimento em Ações e Hayp Fundo de Investimento em Ações; and (x) by André Kamenetz Nhuch: LEBLON EQUITIES INSTITUCIONAL I FIA; LEBLON ICATU PREVIDÊNCIA FIM; LEBLON PREV FIM FIFE; LEBLON AÇÕES I MASTER FIA; LEBLON AÇÕES II MASTER FIA; ATAULFO LLC; BARRA FUNDO DE INVESTIMENTOS EM AÇÕES; Leblon 70 BRASILPREV FIM FIFE..

This is a true copy of the original drawn up in the proper book.

São Paulo, April 28, 2021.

_____________________________________

Luis Antonio Semeghini de Souza

Secretary

(Digital signature)

ANNEX I

To the minutes of the annual and special shareholders’ meeting held on April 28, 2021.

This document is a free translation of the Estatuto Social of Companhia Brasileira de Distribuição. Due to the complexities of language translation, translations are not always precise. The original document was prepared in Portuguese, and in case of any divergence, discrepancy or difference between this version and the Portuguese version, the Portuguese version shall prevail. The Portuguese version is the only valid and complete version and shall prevail for any and all purposes. There is no assurance as to the accuracy, reliability or completeness of the translation.

Consolidated Bylaws

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Company of Authorized Capital

Corporate Taxpayers’ Registry (CNPJ/ME) No. 47.508.411/0001-56

Commercial Registry (NIRE) No. 35.300.089.901

CHAPTER I

NAME, HEAD OFFICE, PURPOSE AND DURATION

ARTICLE 1 – COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”) is a publicly held company with head offices and jurisdiction at Av. Brigadeiro Luís Antonio, 3142, in the City of São Paulo, Federative Republic of Brazil, hereinafter governed by these By-laws, by Law 6,404 dated December 15th, 1976 (“Law No. 6,404/76”) as amended, and other applicable legal provisions.

Sole Paragraph – Upon the Company’s admission to the B3 S.A. – Brasil, Bolsa, Balcão (“B3”) Novo Mercado, the Company, and its shareholders, including controlling shareholders, officers and members of the Fiscal Council, when installed, will be subject to the provisions of B3’s Novo Mercado Regulations.

ARTICLE 2 – The corporate purpose of the Company is the sale of manufactured, semi- manufactured or raw products, both Brazilian and foreign, of any type or species, nature or quality.

First Paragraph – The Company may also engage in the following activities:

(a)                   manufacturing, processing, handling, transformation, exporting, importing and representation of food or non-food products either on its own or through third parties;

(b)                   international trade, including that involving coffee;

(c)                   importing, distribution and sale of cosmetic products for hygienic or make-up purposes, toiletries, sanitary and related products and food supplements;

(d)                   sale of drugs and medicines, pharmaceutical and homeopathic specialties, chemical products, accessories, dental care equipment, tools and equipment for surgery, production of chemical products and pharmaceutical specialties, with the possibility that such activities of the Company are specialized as Drugstore, Allopathic Drugstore, Homeopathic Drugstore or Compounding Drugstore of each specialty;

(e)                   sale of oil products, filling up of fuels of any kind, rendering of technical assistance services, garage, repair, washing, lubrication, sale of accessories and other similar services, of any vehicles;

(f)                    sale of products, drugs and general veterinary medicines; veterinary consultation, clinic and hospital and pet shop with bath and shearing service;

(g)                   rental of any recorded media;

(h)                   provision of photo, film and similar studio services;

(i)                    execution and administration of real estate transactions, purchasing, promoting subdivisions and incorporations, leasing and selling real estate properties on the Company’s own behalf as well as for third parties;

(j)                    acting as distributor, agent and representative of merchants and industrial concerns established in Brazil or abroad and, in such capacity, for consignors or on its own behalf acquiring, retaining, possessing and carrying out any operations and transactions in its own interests or on behalf of such consignors;

(k)                   provision of data processing services;

(l)                    building and construction services of all kinds, either on its own behalf or for third parties, purchase and sale of construction materials and installation and maintenance of air conditioning systems, cargo loaders and freight elevators;

(m)                 use of sanitary products and related products;

(n)                   general municipal, state and interstate ground freight transportation for its own products and those of third parties, including warehousing, depositing, loading, unloading, packaging and guarding any such products, and subcontracting the services contemplated in this item;

(o)                   communication services, general advertising and marketing, including for bars, cafes and restaurants, which may extend to other compatible or connected areas, subject to any legal restrictions;

(p)                   purchase, sale and distribution of books, magazines, newspapers, periodicals and similar products;

(q)                   performance of studies, analysis, planning and markets research;

(r)                    performance of market testing for the launching of new products, packaging and labels;

(s)                    creation of strategies and analysis of “sales behavior in specific sectors”, of special promotions and of advertising;

(t)                    provision of management services of food, meal, drugstore, fuel and transportation vouchers/cards and other cards resulting from the activities related to its corporate purpose;

(u)                   lease and sublease of its own or third-party furnishings;

(v)                   provision of management services;

(w)                 representation of other companies, both Brazilian and foreign, and participation as a partner or shareholder in the capital stock of other companies irrespective of their form or object, and in commercial enterprises of any nature;

(x)                   agency, brokerage or intermediation of coupons and tickets;

(y)                   services related to billing, receipts or payments, of coupons, bills or booklets, rates, taxes and for third parties, including those made by electronic means or by automatic teller machines; supply of charging position, receipt or payment; issuing of booklets, payment forms, printed documents and documents in general;

(z)                   provision of services in connection with parking lot, permanence and the safeguarding of vehicles;

(aa)	import of beverages, wines and vinegars;

(bb)	sale of seeds and seedlings;

(cc)	trade of telecommunications products; and

(dd)	import, distribution and trade of toys, metallic pans, household ladders, baby strollers, party articles, school articles, tires, household appliances, bikes, monoblock plastic chairs and lamps.

Second Paragraph – The Company may provide guarantees or collateral for business transactions in its interest, although it must not do so merely as a favor.

ARTICLE 3 – The Company’s term of duration shall be indefinite.

CHAPTER II

CAPITAL STOCK AND SHARES

ARTICLE 4 – The Company Capital is five billion, eight hundred and forty-nine million, eight hundred and sixty-six thousand, five hundred and eighty-five reais and sixty-nine cents (R$ 5,849,866,585.69), divided into two hundred and sixty-eight million, three hundred and fifty-one thousand, five hundred and sixty-seven (268,351,567) common shares, all registered with no par value.

First Paragraph – The shares of capital stock are indivisible in relation to the Company and each common share entitles its holder to one vote at the General Shareholders’ Meetings.

Second Paragraph – The shares shall be recorded in book-entry systems and be kept in deposit accounts on behalf of their holders with the authorized financial institution designated by the Company, without issuance of share certificates.

Third Paragraph – The cost of the service of transferring the ownership of the book-entry shares charged by the depositary financial institution may be passed on to the shareholder, pursuant to the third paragraph of Article 35 of Law No. 6,404/76, subject to the maximum limits established by the Brazilian Securities Commission ("Comissão de Valores Mobiliários", or “CVM”).

Fourth Paragraph - The Company shall not issue preferred and founders' shares.

ARTICLE 5 – The Company is authorized to increase its capital stock by resolution of the Board of Directors without the need to amend the Company By-laws, up to the limit of four hundred million (400,000,000) common shares.

First Paragraph – The limit of the Company’s authorized capital shall only be modified by decision of a General Shareholders’ Meeting.

Second Paragraph – Within the limit of the authorized capital and in accordance with a plan approved by the General Shareholders’ Meeting, the Company may grant stock options to the members of its management bodies or employees, or to individuals providing services to the Company.

ARTICLE 6 – The issuance of shares, subscription bonuses or debentures convertible into shares up to the limit of the authorized capital, may be approved by the Board of Directors, with the exclusion or reduction of the term for the exercise of preemptive rights, as provided in Article 172 of Law No. 6,404/76.

Sole Paragraph – Except for the provision set out in the caput of this Article, the shareholders shall be entitled to preemptive rights, in proportion to their respective equity interests, in the subscription of any Company’s capital increases, which exercise shall be governed by the legislation applicable thereto.

CHAPTER III

GENERAL SHAREHOLDERS’ MEETING

ARTICLE 7 – The General Shareholders’ Meeting is the meeting of the shareholders, which shareholders may attend in person or by appointing and constituting their representatives under the provisions of the Law, in order to resolve on matters of interest to the Company.

ARTICLE 8 – The General Shareholders' Meeting shall be called, installed and chaired by the Chairman of the Board of Directors, or in his absence, by any of the Co-Vice-Chairmen of the Board of Directors or,in their absence, by an Officer appointed by the Chairman of the Board of Directors and shall have the following powers:

(I)                     the amendment to the Company's By-laws;

(II)                  the appointment and removal of members of the Company's Board of Directors at any time;

(III)                the appointment and removal of the Chairman and the Co-Vice-Chairmen of the Company's Board of Directors;

(IV)                the approval, annually, of the accounts of management and financial statements prepared by the Company´s management;

(V)                  the approval of any issuance of shares, bonuses, debentures convertible into its shares or securities or other rights or interests which are convertible or exchangeable into or exercisable for its shares, without limiting the powers of the Board of Directors provided in Article 5 and Article 17(g);

(VI)                the approval of any appraisals of assets which the shareholders may contribute for the formation of the Company's capital;

(VII)              the approval of any proposal for change the corporate form, amalgamation, merger (including absorption of shares), spin-off or split of the Company, or any other form of restructuring of the Company;

(VIII)           the approval of any proposal for dissolution or liquidation of the Company, or for appointing or replacement of its liquidator(s);

(IX)                the approval of the accounts of the liquidator(s); and

(X)                  the establishment of the global annual compensation of the members of the Board of Directors and of the Executive Board.

ARTICLE 9 – Any resolution of the General Shareholders’ Meeting shall be taken by the approval of shareholders representing at least the majority of votes of the shareholders present at the General Shareholders’ Meeting, excluding all the blank votes, except as otherwise required by the exemptions set forth by law and applicable regulation.

ARTICLE 10 – The Annual General Shareholders’ Meeting shall have the powers set forth in the law and shall take place during the first four months following the end of each fiscal year.

Sole Paragraph – Whenever necessary, the General Shareholders’ Meeting may be installed extraordinarily, and may be carried out subsequently to the Annual General Shareholders’ Meeting.

CHAPTER IV

MANAGEMENT

ARTICLE 11 – The Company shall be managed by a Board of Directors and an Executive Board.

First Paragraph – The investiture of the members of the Company’s management will be subject to the prior execution of an instrument of investiture which shall contemplate the arbitration clause provided for in Article 38.

Second Paragraph – The term of office of the Directors and Executive Officers shall be extended until their respective successors take office.

Third Paragraph – The minutes of the meetings of the Board of Directors and of the Executive Board shall be record in the proper book, which shall be signed by the present Directors and Executive Officers, as the case may be.

Section I

Board of Directors

ARTICLE 12 – The Board of Directors consists of at least seven (7) and no more than nine (9) members, elected and removed by the General Shareholders’ Meeting, with a unified term of office of two (2) years, reelection being allowed.

First Paragraph – In the event of permanent vacancy of a Director´s office, the Board of Directors shall elect a substitute to fulfill such position permanently, until the end of the relevant term in office. In the event of simultaneous vacancy of the majority of the positions, a General Shareholders’ Meeting shall be called in order to proceed with a new election.

Second Paragraph – Out of the members of the Board of Directors, at least two (2) members or twenty per cent (20%) of the members, whichever is higher, shall be Independent Directors, complying with the Novo Mercado Regulation, and the characterization of those appointed to the Board of Directors as Independent Directors must be deliberated at the General Shareholders’ Meeting that had elected them, provided that those members of the Board of Directors elected as set forth by Article 141, paragraphs 4 and 5 of Law No. 6,404/76, in the event of the existence of a controlling shareholder, shall be deemed as independent.

Third Paragraph – When, as a result of complying with the percentage set forth above, such calculation gives a fractional number, this fractional number shall be rounded up.

ARTICLE 13 – The Board of Directors shall have 1 (one) Chairman and up to 2 (two) Co-Vice-Chairmen, both appointed by the General Shareholders’ Meeting.

First Paragraph – The positions of Chairman of the Board of Directors and of Chief Executive Officer or main executive of the Company cannot be held by one and the same person.

Second Paragraph – In the event of vacancy or impediment of the Chairman of the Board of Directors, the Co-Vice-Chairman with the highest number of consecutive terms in the Company shall automatically take such position, remaining in office until the end of the respective term or, in the event of the convening of a General Shareholders’ Meeting for the appointment of a new Chairman, until its respective investiture.

Third Paragraph – In the event of vacancy or impediment of any of the Co-Vice-Chairman of the Board of Directors, such position shall remain vacant until the General Shareholders’ Meeting that decides on the appointment of a new Co-Vice-Chairman.

Fourth Paragraph – In the event of absence of the Chairman of the Board of Directors, the Board of Directors’ meetings shall be chaired, alternatively and successively, by the Co-Vice-Chairmen, starting such rotation with the Co-Vice-Chairman with the greater number of successive terms in the Company.

ARTICLE 14 – The Board of Directors shall ordinarily meet at least six times every year, to review the financial and other results of the Company and to review and follow-up on the annual operating plan, and shall extraordinarily meet whenever necessary.

First Paragraph – The Chairman, or, in his absence, any of the Co-Vice-Chairmen, shall call the meetings of the Board of Directors, by his or her initiative or at the written request of any Director.

Second Paragraph – The calls for the meetings of the Board of Directors shall be made by electronic means or letter, at least seven (7) days in advance, including the agenda of the meeting and specifying the place and date to be held on first call and, as the case may be, on second call. Any proposal of resolutions and all necessary documentation related thereto shall be at the Board of Directors disposal. The meetings shall be held regardless of the timeliness of the respective call notice in the case of attendance of all Directors in office at such time, or with the prior written consent of the absents Directors.

Third Paragraph – The presence of at least half of the members of the Board of Directors shall be required for the installation of a meeting of the Board of Directors on first call, and the presence of any number of the members of the Board of Directors shall be required for the installation of a meeting on second call. For purposes of the quorum required in this paragraph, the number of members present shall include the members represented as authorized by these By-laws.

ARTICLE 15 – The Board of Directors meetings shall be presided over by the Chairman of the Board of Directors, or in his absence, he shall be replaced by any of the Co-Vice-Chairmen of the Board of Directors, in accordance to the alternation rule set forth in the fourth paragraph of Article 1413.

First Paragraph – The resolutions of the Board of Directors shall be taken by the majority of votes cast by its members. Board members may participate in the meetings of the Board of Directors through e- conferencing, through video-conferencing or through any other means of electronic communications allowing the identification of the director and simultaneous communication with all the other ones attending the meeting. In this case, directors will be considered as present at the meeting and shall execute the corresponding minutes of such meeting afterwards.

Second Paragraph – In case of absence or temporary impediment of any member of the Board of Directors, the absent member may appoint, in writing, from among the other members of the Board of Directors, his or her substitute. In this case, the member who is replacing the temporarily absent or impeded member, in addition to his own vote, shall cast the vote of the substituted member.

ARTICLE 16 – The Board of Directors shall approve any modification of its Internal Regulations and appoint an Executive Secretary, who shall perform the duties defined in the Internal Regulations, as well as issue certificates and confirm, to third parties, the authenticity of resolutions taken by the Board of Directors.

ARTICLE 17 – In addition to the powers provided for in the applicable law, the Board of Directors shall have the powers to:

(a)                   set forth the general guidelines of the Company’s business;

(b)                   approve or amend the annual operating plan of the Company;

(c)                   appoint and remove the Executive Officers of the Company, establishing their duties and titles;

(d)                   supervise action of the Executive Officers of the Company, examine, at any time, the records and books of the Company, request information on agreements executed or to be executed and on any other acts or matters;

(e)                   call the General Shareholders’ Meeting;

(f)                    issue an opinion on the report of the management, the accounts of the Executive Board and the financial statements of the Company;

(g)                   approve the issuance of shares, bonuses, debentures convertible into its shares up to the limit of the authorized capital and establish the respective price and payment conditions;

(h)                   appoint and remove the independent public accountants, observing the Audit Committee’s recommendation;

(i)                    issue an opinion on any and all proposals of the Executive Board to be submitted to the General Shareholders’ Meetings;

(j)                    authorize the acquisition of shares of the Company for purposes of cancellation or maintenance in treasury, observing the applicable regulation;

(k)                   develop, jointly with the Executive Board, and approve a profit sharing and additional benefits program for the members of the management bodies and for the employees of the Company (a “Profit Sharing Program”);

(l)                    define the share of Company's profits to be allocated to the Profit Sharing Program in due compliance with the applicable legal provisions, these By-laws and the Profit Sharing Program in effect at such time. The amounts expensed or accrued in each fiscal year by way of profit sharing in addition to granting options to purchase shares of the Company’s stock shall be limited to fifteen per cent (15%) or less of the profit recorded in each fiscal year after the pertinent deductions have been effected in accordance with Article 189 of Law No. 6,404/76;

(m)                 set forth the number of shares to be issued under the stock option plan previously approved by the General Shareholders’ Meeting, provided that the limit established in item "l" above is duly observed;

(n)                   set up Committees that shall be responsible for making proposals or recommendations and giving their opinions to the Board of Directors and set forth each Committees’ respective powers, in accordance with the provisions of these By-laws;

(o)                   approve the acquisition, sale, disposal or creation of any lien on any asset, including any real estate, of the Company or any other investments made by the Company in an individual amount or cumulated over a fiscal year in excess of the amount in Reais equivalent to twenty million U.S. Dollars (US$20,000,000.00) or in excess of an amount equal to one percent (1%) of the net worth of the Company as determined in its latest annual balance sheet or quarterly financial statements, whichever is greater;

(p)                   approve any financial arrangement involving the Company, including the lending or borrowing of funds and the issuance of non-convertible debentures, in excess of an individual amount equivalent to one half (0.5) of EBITDA, as determined in the consolidated financial statements related to the preceding fiscal year;

(q)                   approve the joint venture of the Company with third parties involving an individual investment or cumulated over a fiscal year. in excess of the amount in Reais equivalent to twenty million U.S. Dollars (US$20,000,000.00) or in excess of an amount equal to one percent (1%) of the net worth of the Company as determined in its latest annual balance sheet or quarterly financial statements, whichever is greater;

(r)                    give favorable or unfavorable opinions on any takeover bid the object of which is the shares issued by the Company, by means of a well-grounded prior opinion, as set forth by the Novo Mercado Regulation; and

(s)                    the approval of any change in the Company's dividend policy.

First Paragraph – In case a resolution is to be taken by the corporate bodies of companies controlled by the Company or companies of which the Company elect its directors or executive officers, the Board of Directors shall instruct the vote to be cast by the Company’s management, in the case of decisions set forth in General Shareholders’ Meetings or in any equivalent body of such companies, or the vote to be cast by the members elected or appointed by the Company to the corporate management bodies of such companies if the matter of such resolution refers to the items (o), (p) and (q) of this Article, with the parameters referred to therein being calculated in accordance with the latest annual balance sheet or quarterly financial statements of such companies.

Second Paragraph – The Board of Directors shall approve a policy for related party transactions and may establish limits, authority and specific procedures for the approval of such transactions.

Section II

Audit Committee and Other Management’s Auxiliary Bodies

ARTICLE 18 – The audit committee, an advisory body to the Company’s Board of Directors, shall have, at least, three (3) members, which shall have at least one (1) independent Director and at least one (1) whom must have recognized experience in business accounting matters.

First Paragraph – The same member of the Audit Committee may accumulate the qualifications referred in the caput.

Second Paragraph – The members of the Audit Committee, subject to the provisions established in Article 20 and in Chapter V of these By-laws, shall be elected by the Board of Directors and meet all the applicable independence requirements as set forth in the rules of the Brazilian Securities Commission and the Novo Mercado Listing Regulation of B3.

Third Paragraph – The activities of the coordinator of the Audit Committee are defined in its internal regulations, approved by the Board of Directors.

ARTICLE 19 – The members of the Audit Committee shall be elected by the Board of Directors for a term of office of two (2) years, with reelection being permitted for successive terms, in accordance with the conditions set forth in the Audit Committee’s Internal Regulation.

First Paragraph - During their term of office, the members of the Audit Committee may not be replaced except for the following reasons:

(a)                    death or resignation;

(b)                   unjustified absence from three (3) consecutive meetings or six (6) alternate meetings per year; or

(c)                    a substantiated decision of the Board of Directors.

Second Paragraph – In the event of a vacancy in the Audit Committee, the Board of Directors shall elect a person to complete the term of office of the replaced member.

Third Paragraph – The Audit Committee has the following duties, among other:

(a)                   issue its opinion on the engagement or dismissal of the independent outside auditor;

(b)                   review the management report and the financial statements, periodic financial statements and quarterly financial information of the Company, and provide the recommendations it deems necessary to the Board of Directors;

(c)                   oversee the activities of the Company’s internal auditing and internal control departments;

(d)                   appraise and monitor the Company’s risk exposure;

(e)                   appraise and monitor the Company’s internal policies, including its policy on related-party transactions, and recommending corrections or enhancements; and

(f)                    have means to receive and treat information on noncompliance with the laws and regulations applicable to the Company, and with its internal rules and codes, including provision for specific procedures to protect whistleblowers and assure the confidentiality of such information.

ARTICLE 20 – In the event the Fiscal Council is established as set forth in Law 6,404/76 and in Chapter V below, the Audit Committee shall maintain its functions, subject to the powers granted to the Fiscal Council by law.

ARTICLE 21 – The Board of Directors may constitute other Committees and decide their composition, which shall have the function of receiving and analyzing information, elaborating proposals or making recommendations to the Board of Directors, in their specific areas, in accordance with their internal regulations to be approved by the Board of Directors.

Sole Paragraph – The members of the Committees created by the Board of Directors shall have the same duties and liabilities as the management of the Company.

Section III Executive Board

ARTICLE 22 – The Executive Board shall be composed of at least two (2) and no more than fourteen (14) members, shareholders or not, resident in Brazil, appointed and removed by the Board of Directors, being necessarily appointed one (1) as the Chief Executive Officer (the “CEO”), one (1) as the Investor Relations Executive Officer and the others as Vice Chief Executive Officers and Officers.

Sole Paragraph – The mandate period of the Executive Board is of two (2) years, reelection being permitted.

ARTICLE 23 – The Executive Officers shall be in charge of the general duties set forth in these By-laws and those establish by the Board of Directors and shall keep mutual cooperation among themselves and assist each other in the performance of their duties and functions.

First Paragraph – The duties and titles of each Executive Officer shall be established by the Board of Directors.

Second Paragraph – In the event of absences, occasional impairments and vacancy, the Executive Officers shall be replaced in the following manner:

(a)                   in the event of absences and occasional impairments of the CEO, he shall be replaced by another Executive Officer indicated by him and in the event of permanent vacancy, the Board of Directors shall appoint the CEO’s replacement within thirty (30) days, who shall complete the term of office of the CEO;

(b)                   in the event of absences and occasional impairments of the remaining Executive Officers, they shall be replaced by the CEO and, in the event of permanent vacancy, the Board of Directors shall appoint the Executive Officer’s replacement within thirty (30) days, who shall complete the term of office of the replaced Executive Officer.

ARTICLE 24 – The Executive Board shall meet upon call of the CEO or of half of the Executive Officers in office.

Sole Paragraph – The minimum quorum required for the installation of a meeting of the Executive Board is the presence of at least one-third (1/3) of the Executive Officers in office at such time. The resolutions of the Executive Board shall be approved by the majority of the votes of the Executive Officers present at the meeting. In the event of a tie in connection of any matter subject to the Executive Officers approval, such matter shall be submitted to the Board of Directors.

ARTICLE 25 – In addition to the duties that may be attributed to the Executive Board by the General Shareholders’ Meeting and by the Board of Directors, and without prejudice to the other legal duties, the Executive Board shall have the power to:

(i)                    manage the Company’s business and ensure compliance with these By-laws;

(ii)                  ensure that the Company’s purpose is duly performed;

(iii)                approve all plans, programs and general rules of operation, management and control for the development of the Company, in accordance with the guidelines determined by the Board of Directors;

(iv)                 prepare and submit to the Annual General Shareholders’ Meeting a report on the corporate business activities, including the balance sheet and financial statements required by law for each fiscal year, as well as the respective opinions of the Fiscal Council, as the case may be;

(v)                   guide all Company's activities under the guidelines set forth by the Board of Directors and appropriate to the fulfillment of its purposes;

(vi)                 suggest investment and operating plans or programs to the Board of Directors;

(vii)               authorize the opening and closing of branches, agencies or depots and/or institute delegations, offices and representations in any location of the national territory or abroad;

(viii)             render an opinion on any matter to be submitted to the Board of Directors approval; and

(ix)                 develop and carry out, jointly with the Board of Directors, the Profit Sharing Program.

ARTICLE 26 – The Chief Executive Officer, in particular, is entitled to:

(a)                   plan, coordinate, conduct and manage all Company’s activities, as well as perform all executive and decision-making functions;

(b)                   carry out the overall supervision of all Company’s activities, coordinating and guiding the other Executive Officers’ activities;

(c)                   call and install the meetings of the Executive Board;

(d)                   coordinate and conduct the process of approval of the annual/multi-annual budget and of the investment and expansion plans together with the Board of Directors; and

(e)                   suggest functions and respective candidates for the Executive Officers positions of the Company and submit such suggestion to the Board of Directors approval.

ARTICLE 27 – It is incumbent upon the Executive Officers to assist and support the CEO in the administration of the Company, in accordance with duties determined by the Board of Directors, and perform all acts necessary for the Company’s regular activities, as long as these acts have been duly authorized by the Board of Directors.

ARTICLE 28 – The Executive Officers shall represent the Company actively and passively, in court and outside courts and before third parties, performing and signing all acts that result in obligations to the Company.

First Paragraph – For the granting of powers-of-attorney, the Company shall be represented by two (2) Executive Officers, acting jointly, and all powers-of-attorney shall have a validity term, except for powers- of-attorney granted for judicial purposes, in addition to the description of the powers granted which may cover any and all acts, including those related to banking operations.

Second Paragraph – In case of acts that entail any kind of acquisition, sale, disposal or creation of any lien on any of the Company’s asset, including any real estate, as well as, for the granting of powers-of-attorney for the practice of such acts, the Company is required to be represented jointly by two (2) Executive Officers, by two (2) attorneys-in-fact or by one (1) Executive Officer and one (1) attorney-in-fact of whom one must always be the CEO or an attorney-in-fact duly appointed by two (2) Executive Officers of whom one must be the CEO.

Third Paragraph – The Company shall be considered duly represented:

(a)                   jointly by two Executive Officers;

(b)                   jointly by one Executive Officer and one attorney-in-fact, duly appointed pursuant the provisions of these By-laws;

(c)                   jointly by two attorneys-in-fact, duly appointed pursuant the provisions of these By-laws; or

(d)                   solely by an attorney-in-fact or Executive Officer, in specific cases, when so determined by the respective power-of-attorney and in accordance with the powers contained therein.

CHAPTER V FISCAL COUNCIL

ARTICLE 29 – The Company shall have a non-permanent Fiscal Council composed of three (3) members and equal number of alternates.

First Paragraph – The Fiscal Council shall only be installed at the shareholders’ request in accordance with the applicable legislation.

Second Paragraph – The Fiscal Council, if installed, shall approve its internal regulation, which shall provide for the general rules for its functioning, structure organization and activities.

Third Paragraph – The investiture of the members of the Fiscal Council will be subject to the prior execution of the instrument of investiture which shall contemplate the arbitration clause provided for in Article 38 below.

CHAPTER VI

FISCAL YEAR AND FINANCIAL STATEMENTS

ARTICLE 30 – The fiscal year ends on December 31 of each year, when the balance sheet and financial statements required by applicable law shall be prepared.

ARTICLE 31 – The Company may, at the discretion of the Executive Board, prepare quarterly or semi- annual balance sheets.

CHAPTER VII DESTINATION OF PROFITS

ARTICLE 32 – Upon the preparation of the balance sheet, the following rules shall be observed with respect to the distribution of the profits:

(i)                    from the profits of the fiscal year shall be deducted, before any allocation of net profits, the accumulated losses and the provision of the income tax;

(ii)                  after deducting the portions described in item (i) above, the portion to be distributed in the form of employee and management profit sharing shall be deducted, as determined by the Board of Directors, in compliance with the Profit Sharing Program and under the terms and according to the limits proided in items "k" and "l" of Article 17 herein;

(iii)                the remaining net profits shall have the following destination:

(a)                   5% (five per cent) shall be allocated to the legal reserve fund until such reserve reaches the limit of 20% (twenty per cent) of the capital stock;

(b)                   amounts to the formation of the reserve for contingencies reserve, if so decided by the General Shareholders’ Meeting;

(c)                   25% (twenty five per cent) shall be allocated to the payment of the mandatory dividends pursuant to first paragraph below;

(d)                   the profit not provisioned in the reserve described in second paragraph below and not allocated in accordance with the provisions of Article 196 of Law No. 6,404/76 shall be distributed as additional dividends.

First Paragraph – The mandatory dividends shall be calculated and paid in accordance with the following rules:

(a)                   the basis for calculation of the dividends payable shall be the net profit of the fiscal year, less the amounts allocated to the legal reserve and the contingency reserves and plus the amount obtained from the reversion of the reserves of contingencies formed in the previous fiscal years;

(b)                   the payment of the dividend calculated in accordance with the provisions of the previous item may be limited to the amount of the net profit of the fiscal year effectively realized pursuant to the law, provided that the difference is registered as reserve for profits to be realized;

(c)                   the profits registered in the reserve for profits to be realized, when realized and if such profits have not been absorbed by the losses in the subsequent fiscal years, shall be added to the first declared dividend after such realization.

Second Paragraph – It is hereby created, the Reserve for Expansion, which purpose shall ensure resources for financing additional investments in fixed assets and working capital and to which shall be allocated up to 100% of the remaining profits after the deductions and destinations established in items "a", "b" and "c" of item (iii) above. The total amount provisioned in such reserve shall nor exceed the total amount of the Company’s capital stock.

Third Paragraph – If duly authorized by the Board of Directors, the Company may elect to distribute interim dividends, ad referendum by the General Shareholders’ Meeting.

Fourth Paragraph – The Company may elect to pay or credit interest as remuneration on its own capital, calculated on the accounts of its net worth, in due observance of the rate and limits determined by law.

ARTICLE 33 – The amount of dividends shall be placed at the shareholders disposition within a maximum term of sixty (60) days as from the date of their allotment, and may be monetarily adjusted, if so determined by the Board of Directors, subject to the applicable legal provisions.

CHAPTER VIII LIQUIDATION

ARTICLE 34 – The Company shall be liquidated in the cases provided by law, and the General Shareholders’ Meeting shall determine the form of liquidation, appoint the liquidator and the members of the Fiscal Council, which shall operate during the liquidation, and establish their compensation.

CHAPTER IX

SALE OF SHAREHOLDING CONTROL

ARTICLE 35 – The direct or indirect disposal of the power of control of the Company, whether through a single transaction or through continuous transactions, shall be contracted under the condition that the acquirer of control undertakes to perform a public tender offer for shares, having as subject matter shares issued by the Company held by other shareholders, subject to the terms and conditions provided by law and regulation in force and the Novo Mercado Regulation, in order to ensure treatment equal to the treatment provided to the seller.

CHAPTER X

ACQUISITION OF RELEVANT STAKE IN THE COMPANY

ARTICLE 36 – Any person, shareholder or Group of Shareholders that acquires, whether through a single transaction or through a series of transactions (“Purchasing Shareholder”): (a) direct or indirect ownership of an amount superior than 25% (twenty five percent) of the total of the Company shares, excluding shares kept in treasury; or (b) of any other shareholders rights, including usufructuary enjoyment or establishment of a trust, concerning an amount superior than 25% (twenty five percent) of the Company shares, excluding shares kept in treasury (“Significant Equity Interest”), shall undertake a tender offer to purchase up to the totality of the Company shares or to require registration with CVM and B3, as the case maybe, on the maximum deadline of 30 (thirty) days; The deadline shall begin on the date of the transaction that triggered the Significant Equity Interest and the tender offer, in addition to CVM’s and B3’s regulation, shall have the minimum requirements set forth in this article (“OPA”):

I.      OPA shall be directed to all the Company shareholders and shall aim all the shares issued by the Company;

II.      whichever is higher, the price of the OPA must not be less than: (i) the Economic Value determined in an appraisal report; (ii) the highest price paid by the Purchasing Shareholder during the 12 (twelve) months before the Purchasing Shareholder attained the Significant Equity Interest; and (iii) 125% of the weighted average unit price of the common shares issued by the Company during the period of 120 (one hundred twenty) trading sessions prior to the OPA; and

III.     must be made in an auction to be held at B3.

Paragraph 1 – The pursuance of the OPA detailed in this article will not exclude the possibility of any other person, or shareholder to pursue a concurrent tender offer, as envisaged by the applicable regulation.

Paragraph 2 – The obligation set forth in Article 254-A of Law No. 6.404/76 and in Article 35 hereof shall not exempt the person, shareholder or Group of Shareholders from performing the obligations included in this Article.

Paragraph 3 – The person, shareholder or Group of Shareholders must comply with any standard requests or requirements of CVM and B3 related to the OPA, within the deadlines set forth in the applicable regulation.

Paragraph 4 – The provision of this Article 36 will not be applicable if the person, shareholder or Group of Shareholders becomes the holder of shares in an amount superior than the Significant Equity Interest as a result of: (a) merger with another company or merger of shares of another company into the Company; (b) if the Company purchases another company through private increase in corporate capital or subscription of shares by primary offering by any person who has pre-emption rights; or, if the Company purchases another company through private increase in corporate capital or subscription of shares by primary offering due to the lack of full payment by any person who has pre-emption rights or did not have enough interested parties in the respective offer; and (c) in the event of public offerings (including restricted efforts ones).

Paragraph 5 – For calculation of the amount of the Significant Equity Interest, involuntary increases of equity interest resulting from cancelation of treasury stocks, repurchasing of shares by the Company or reduction of the corporate capital through the cancelation of shares shall not be accounted.

Paragraph 6 – For the purposes set forth herein, the following capitalized terms shall have the following meanings:

“Group of Shareholders” means a group of persons: (i) tied together by a voting agreement (including, without limitation, any individual or legal entity, investment fund, condominium, securities portfolio, rights agreement or other form of organization, resident, domiciled or headquartered in Brazil or abroad), knowing that the agreement can be direct, through controlled entities, controlling entities or companies under the same control; (ii) between which there is some sort of control relation; (iii) under the same control; or (iv) which act under joint interests. Among the examples of persons representing the same interest is: (a) any person who is directly or indirectly holder of equity interest equal or higher than 15% (fifteen percent) of the corporate capital of the respective other; and (b) two persons who have a mutual investor that is holder, directly or indirectly, of equity interest equal or higher than 15% (fifteen percent) of the corporate capital of any of the two persons. Any joint venture, investment fund, condominium, foundation, association, trust, consortium, securities portfolios, rights agreement or other form of organization, resident, domiciled or headquartered in Brazil or abroad, will be considered part of the same Group of Shareholders if two or more persons are: (c) controlled or managed by the same legal person or by related parties of the same legal person; or (d) under the management of the same directors (or the majority of the directors is the same), considering that, in investment funds with the same directors, only will be considered as a Group of Shareholders the ones in which the decision about the exercise of voting rights in General Shareholders Meetings, in accordance with the respective bylaws, is made through discretionary power of the respective director.

“Economic Value” means the value of the Company and of its shares as may be determined by a financial institution of first class with transactions in Brazil using discounted cash flow method.

ARTICLE 37 – The OPA provisioned in Article 36 can be waived by the General Shareholders Meeting if the conditions set forth below are met.

Paragraph 1 – The General Shareholders Meeting must be opened at first convening with the attendance of shareholders that represent a minimum of 2/3 (two thirds) of the total shares traded in the market.

Paragraph 2 – If the quorum provisioned in Paragraph 1 above is not met, the General Shareholders Meeting can be opened at second convening with the attendance of any number of shareholders of shares traded in the market.

Paragraph 3 – The approval of the resolution for the waiver of the OPA must be approved by the majority of the shareholders of shares traded in the market, excluded the votes from the Purchasing Shareholder.

CHAPTER XI

FINAL PROVISIONS

ARTICLE 38 – The Company, its shareholders, managers, members of the Fiscal Council, effective or alternates, if any, undertake to solve by means of arbitration before the Chamber of Market Arbitration, in the manner of its regulation, any divergence which might arise among them, related to or arising from their condition of issuer, shareholders, managers and members of the Fiscal Council, especially arising from the provisions established in the Law 6,385, of December 7, 1976, in the Law No. 6,404/76, in the By-laws of the Company, in the regulation issued by the Brazilian National Monetary Council, by the Central Bank of Brazil and by the CVM, as well as in any regulation applicable to the operation of capital markets in general, in addition to those contained in the Novo Mercado Regulation, other regulations of B3, and the Participation Agreement of the Novo Mercado.

ARTICLE 39 - The Company will indemnify and hold harmless its Board members, officers, members of statutory committees, members of fiscal council and employees that exercise any function in the management of the Company in case of damage or loss suffered by the such persons in the regular exercise of their functions, even if the beneficiary no longer exercises the position or function for which he was elected or exercised in the Company and/or any of its controlled or affiliated companies (“Beneficiaries”).

Paragraph 1 – The indemnification will only be available after the after the application and only in a supplemental manner of any eventual coverage of the civil liability insurance provided by the Company or its controlled or affiliated companies (“D&O Insurance”). The payments to be made by the Company must correspond to the exceeding amount covered by the D&O Insurance and observe the limits provided in the indemnity agreement to be entered into between the Company and the Beneficiary, as referred to in Paragraph 2 below (“Indemnity Agreement”).

Paragraph 2 - The Indemnity Agreement may contemplate exceptions for the Company to make advancements to the Beneficiaries, provided that the payment of such advancements is previously approved by the Board of Directors and the D&O Insurance is activated before the payment of the advancement by the Company.

Paragraph 3 - Besides other situations set out in the Indemnity Agreement the acts performed outside the exercise of the Beneficiaries' duties, in disagreement with any applicable legislation or regulation or administrative decision, the bylaws and the policies and codes, performed out the normal course of business, in bad faith, fraud or serious guilt, in self-interest or in the interests of third parties or to the detriment of the social interest, shall not be indemnified. If any Beneficiary is convicted, due to a final and unappealable judicial decision or a definitive decision by any regulator or administrative body having jurisdiction, due to an act that is not subject to indemnity, the latter must reimburse the Company for all costs and expenses incurred.

Paragraph 4 - The indemnity conditions object of this article shall guarantee the independence of the decisions and ensure the best interest of the Company and shall be determined in the Indemnity Agreement to be approved by the Board of Directors and executed between the Company and the each of the Beneficiaries.

ARTICLE 40 – The values in U.S. Dollars mentioned herein shall be exclusively used as reference for monetary update and shall be converted into Reals using the closing sale exchange rate for the U.S. Dollar published by the Central Bank of Brazil.

ARTICLE 41 – The cases not regulated in these By-laws shall be solved in conformity with applicable legislation and regulation, including the Novo Mercado Regulation.

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SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 28, 2021	By: /s/ Jorge Faiçal
	Name:	Jorge Faiçal
	Title:	Chief Executive Officer

By: /s/ Isabela Cadenassi
	Name:	Isabela Cadenassi
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.